06011665

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

RECEIVED
2006 MAR 15 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

13.03.2006

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

82-4270

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated March 6, 2006: ZAO Polyus announces sale of its stake in Gold Fields Limited

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

3/15

NORILSK NICKEL

06.03.2006

ZAO Polyus announces sale of its stake in Gold Fields Limited

ZAO Polus ("Polyus"), a wholly-owned subsidiary of MMC Norilsk Nickel, announced that it has sold its entire stake in Gold Fields Limited, a company organized under the laws of the Republic of South Africa, consisting of 98,467,758 ordinary shares, at a price of 20.50 USD per share, on an agency basis through Goldman Sachs and Citigroup.

The sale is subject to conditions customary for transactions of this type and is scheduled to close on March 10, 2006.

Polyus intends to spend the net proceeds from the sale on various corporate projects, including the development of its significant Russian resource base.

ZAO Polus

ZAO Polus ("Polyus"), currently a wholly-owned subsidiary of MMC Norilsk Nickel, which is going to be spun-off from MMC Norilsk Nickel later in March 2006. Polyus is a significant producer of gold with production of 1.1 million of ounces of gold in 2005. It is expected that following the spin-off of Polyus to the shareholders of MMC Norilsk Nickel, Polyus will become a public company with shares listed/traded in Russia and, in depositary receipt form, over-the-counter in London and New York.

MMC Norilsk Nickel

MMC Norilsk Nickel is the world's largest producer of nickel and palladium, and a major producer of platinum, copper and cobalt. MMC Norilsk Nickel is listed on several Russian exchanges – MICEX, RTS (GMKN) and its shares are traded in depositary receipt form in London (MNOD LI), Berlin (NNIA GR) and New York (NILSY US).

For further information please contact:

Denis Davydov
Head of Investor and Public Relations
ZAO Polus
Tel.: +7 (495) 641 33 65
E-mail: DavydovDV@polyusgold.com

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel
Tel: +7 (495) 755 67 33
E-mail: usanovda@nornik.ru